Exhibit 99.1

News Release
For Immediate Release

Contacts:
Bill Newbould	Nick Laudico/Sara Ephraim
Vice President, Investor Relations	The Ruth Group
Eurand N.V.	+1 646-536-7030/7002
+1 267-759-9335	nlaudico@theruthgroup.com
bill.newbould@eurand.com	sephraim@theruthgroup.com
Eurand Reports Recent Highlights and
First Quarter 2009 Financial Results
Recent Highlights:
•	First quarter 2009 revenues grew to EUR 29.2 million ($38.7 million U.S.), from EUR 24.9 million ($33.0 million) in the first quarter of 2008, an increase of 17%, or 7% in constant currency

•	PANCRELIPASE, Eurand’s low-cost pancreatic enzyme product (PEP) captured 16% of the coated PEP market in just over three months and is now the second-most prescribed coated PEP, according to IMS Health data

•	Trade name of lead product candidate EUR-1008 changed from ZENTASE® to ZENPEP™ (pancrelipase capsules), as requested by the U.S. Food and Drug Administration (FDA). The FDA has accepted as complete the response to the June 2008 approvable letter for ZENPEP and assigned a Prescription Drug User Fee Act (PDUFA) action date of late second quarter 2009.

•	EUR-1073 (CLIPPER™, or beclomethasone diproprionate) granted orphan drug designation by the FDA in pediatric ulcerative colitis

•	Management team further strengthened with the addition of Robert Becker, Ph.D., as Chief Research Officer, with responsibility for all of Eurand’s research and formulation development activities worldwide
AMSTERDAM, May 7, 2009 – Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies, today reported key achievements and financial results for the three months ended March 31, 2009.
“Eurand is off to an excellent start in 2009, highlighted by our continuing revenue growth and the rapid market penetration of our low-cost PEP,” said Gearóid Faherty, Chairman and Chief Executive Officer. “We are extremely pleased by the success we have had with PANCRELIPASE, which has filled the void left by the withdrawal in early 2009 of other unbranded PEPs and is now the second-most prescribed coated PEP.”

According to data provided by IMS Health Incorporated for the week ended April 24, 2009, PANCRELIPASE held a 16% share of total prescriptions dispensed in the PEP market. “PANCRELIPASE offers physicians, patients and payors a low-cost alternative to the currently marketed branded PEPs, pending the approval and launch of ZENPEP,” Faherty said.
The Company noted that the FDA recently cleared ZENPEP as the trade name for EUR-1008, a new, zero-overfill, highly-stable PEP designed by Eurand for the treatment of Exocrine Pancreatic Insufficiency (EPI). ZENPEP replaces Eurand’s initially proposed brand name, ZENTASE, which the agency deemed too similar to other gastrointestinal product names. As previously disclosed, the FDA has accepted as complete the response to the June 2008 approvable letter for ZENPEP and assigned a Prescription Drug User Fee Act (PDUFA) action date of late second quarter 2009.
PIPELINE UPDATE:
EUR-1048 — Undisclosed
•	Eurand’s co-development partner, GlaxoSmithKline (GSK) is currently awaiting a decision from the FDA on its marketing application for EUR-1048, a fast-dissolve formulation of an undisclosed GSK product that uses Eurand’s proprietary MICROCAPS® taste-masking and ADVATAB® orally disintegrating tablet technologies.
EUR-1008 – ZENPEP™ (pancrelipase capsules)
•	Patient enrollment was completed in the first quarter in a Phase III clinical trial evaluating the safety and efficacy of ZENPEP in chronic pancreatitis. The results of this trial, scheduled to become available early in the third quarter of 2009, are expected to demonstrate the product’s clinical benefit in this condition and be supportive of Eurand’s marketing efforts to gastroenterologists.
EUR-1025 – Once-Daily Formulation of Ondansetron
•	Eurand recently completed enrollment in pivotal pharmacokinetic (PK) studies for EUR-1025, a once-a-day oral formulation of the anti-emetic ondansetron. The results of these studies are expected to become available in the third quarter of 2009.
EUR-1073 – CLIPPER™ (beclomethasone diproprionate)
•	In March 2009, the FDA granted orphan drug designation for EUR-1073, a proprietary development product for the treatment of ulcerative colitis, in pediatric patients. Products granted orphan drug status are allowed seven years of market exclusivity in the U.S. upon FDA approval. In addition, Chiesi Farmaceutici SpA, the licensor, recently completed patient treatment in a Phase IIIb clinical study in Europe comparing CLIPPER™ to the current standard of care, prednisolone, in ulcerative colitis. The results of this trial, expected later in the second quarter or early third quarter of 2009, will provide further information for the future development and regulatory pathway for EUR-1073 in the U.S.
RECENT CORPORATE DEVELOPMENT
Separately, the Company announced that Nicholas Lowcock, senior advisor to Warburg Pincus, is retiring from the Board of Directors following Eurand’s Annual General Meeting on June 4, 2009. Lowcock, who has been a Director since 1999, has retired as a partner at Warburg, Eurand’s majority shareholder. His successor as head of Warburg’s European healthcare group, Simon Turton, Ph.D., will take Lowcock’s place on Eurand’s Board, along with another Warburg principal, Jonathan Cosgrave. These changes, which are contingent upon shareholder approval, would expand Eurand’s Board to six directors.
“We are grateful for all the valuable counsel that Nick has provided to us over the years and for his many contributions to our success, and we wish him a long, healthy and prosperous retirement,” said Faherty. “We also look forward to benefitting from the wealth of industry and financial expertise that Simon and Jonny will bring to us.”
FIRST QUARTER 2009 FINANCIAL RESULTS
For the three months ended March 31, 2009, total revenues were EUR 29.2 million ($38.7 million) versus EUR 24.9 million ($33.0 million) in the first quarter of 2008, an increase of 17%, or approximately 7% in constant currency. The growth can be attributed primarily to increased sales from PANCRELIPASE and increased royalties from sales of AMRIX® by Cephalon.
Product sales for the first quarter of 2009 rose 9% at constant currency to EUR 24.0 million ($31.8 million) compared with the first quarter of 2008. Royalties were EUR 2.9 million ($3.8 million), an increase of 44% in constant currency compared with the first quarter of 2008. Development fees were EUR 2.3 million ($3.1 million) in the first quarter of 2009, down 28% in constant currency from the prior year period. Revenue from development fees can fluctuate from quarter to quarter because a significant portion of fees are recognized upon achievement of development milestones.
Cost of goods sold was EUR 14.2 million ($18.9 million) for the three months ended March 31, 2009, up 10% in constant currency from the same period in 2008. The margin on product sales was 40.7% for the first quarter of 2009 versus 40.5% in the first quarter of 2008. Reflecting increased clinical trial activity, research and development (R&D) expenses were EUR 6.3 million ($8.4 million) for the first quarter of 2009, up 31% at constant currency rates compared with the same period in 2008. Selling, general and administrative (SG&A) expenses of EUR 8.2 million ($10.8 million) were lower by 1% at constant currency compared with the first quarter of 2008.
Operating income in the first quarter of 2009 was EUR 61,000 ($81,000) versus EUR 197,000 ($261,000) in the same period of 2008. Tax expense for the first quarter of 2009 was EUR 1.1 million ($1.5 million) versus EUR 1.3 million ($1.8 million) in the first quarter of 2008.

The net loss for the first quarter of 2009 was EUR 1.0 million ($1.3 million), or EUR (0.02) per share on a basic and fully diluted basis ($(0.03) per share). This compares with a net loss of EUR 1.0 million ($1.3 million), or EUR (0.02) per share on a basic and fully diluted basis ($(0.03) per share), for the same period in 2008.
At March 31, 2009, cash and cash equivalents were EUR 24.5 million ($32.5 million). Attached to this earnings press release are the following items:
1.	Selected consolidated statements of operations for the three months ended March 31, 2009 compared with the same period in 2008

2.	Selected balance sheet data as of March 31, 2009 and December 31, 2008
Note on Currency Presentation
This press release contains translations of euros into U.S. dollars at a convenience rate of EUR 1=$1.3261, the noon buying rate at the Federal Reserve Bank of New York on March 31, 2009.
Percentage variances quoted in “Constant Currency” represent the increase or decrease recomputed as if euro/dollar exchange rates had been the same in the three months ended March 31, 2009 as they were in the same period in 2008. As a guide, average exchange rates were EUR 1=$1.302 in the three months to March 31, 2009, and EUR 1=$1.500 in the three months to March 31, 2008.
Conference Call Information
Eurand will host a conference call on Thursday, May 7, 2009 at 8:30 a.m. Eastern Time, 2:30 p.m. Central Europe Time, covering the first quarter 2009 financial results.
To participate in the conference call, U.S. participants dial 1-877-407-9039, international participants dial +1-201-689-8470. A replay of the call will be available until June 7, 2009. To participate in the replay of the call, U.S. participants dial
1-877-660-6853, international participants dial +1-201-612-7415. The account number is: 3055; conference ID number: 320431.
A live web cast of the call also will be available from the investor relations section of the company website at www.eurand.com. Following the live webcast, the archived version of the call will be available at the same URL until June 7, 2009.
About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies.  Eurand has had four products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Its technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles, taste-masking orally disintegrating tablet (ODT) formulations, and drug conjugation.
Eurand is a global company with facilities in the U.S. and Europe.  For more information, visit Eurand’s website at www.eurand.com.

Forward-Looking Statement
This release, and oral statements made with respect to information contained in this release, constitute forward-looking statements.  Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to, the future and status of the Company’s regulatory filings for EUR-1008 (ZENPEP™), anticipated product launches, enrollment and future plans for its clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities.  The words “potentially,” “anticipates,” “could,” “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements.  Factors that could affect actual results include risks associated with the possibility that the FDA does not approve the Company’s NDA relating to EUR-1008; the outcome of any discussions with the FDA; unexpected delays or additional requirements in preparation of materials for submission to the FDA as a part of the Company’s NDA filing, including those relating to Eurand’s raw material supplier, and negative or unanticipated results from clinical studies. Investors are advised to refer to the Company’s Risk Factors set forth in its Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.
#      #       #
(Tables Attached)

Selected Consolidated Statement of Operations

	Three months ended March 31,
	2009	2009	2008	% Change
				At current	At constant
	$’000(a)	euro’000	euro’000	currency	currency
Product sales	31,830	24,003	20,259	+19%	+9%
Royalty income	3,783	2,853	1,734	+65%	+44%
Development fees	3,053	2,302	2,875	-20%	-28%

Total revenues	38,666	29,158	24,868	+17%	+7%
Cost of goods sold	(18,890)	(14,245)	(12,044)	+18%	+10%
R & D expenses	(8,406)	(6,339)	(4,488)	+41%	+31%
S,G & A expenses	(10,818)	(8,158)	(7,593)	+7%	-1%
Amortization of intangibles	(471)	(355)	(546)	-35%	-40%

Operating income	81	61	197	-69%	N.M.

Financial income, net	144	109	129	-16%	-19%

Income before taxes	225	170	326	-48%	N.M.

Income taxes	(1,517)	(1,144)	(1,332)	-14%	N.M.

Net loss	(1,292)	(974)	(1,006)	-3%	N.M.

Basic and diluted net loss per share	$(0.03)	Euro (0.02)	Euro (0.02)
Weighted average number of shares used to compute basic and diluted loss per share	45,752,722	45,752,722	44,228,749

(a)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.3261, the noon buying rate at the Federal Reserve Bank of New York on March 31, 2009.
Selected Consolidated Balance Sheet Data

	March 31,		Dec. 31,
	2009	2009	2008
	$’000 (1)	euro’000	euro’000
Cash and cash equivalents	32,483	24,495	19,146
Marketable securities	—	—	3,592
Short-term borrowings	204	154	186
Total shareholders’ equity	136,291	102,776	102,102

(1)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.3261, the noon buying rate at the Federal Reserve Bank of New York on March 31, 2009.